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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: June 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-14960
CUSIP NUMBER 633643408**

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 633643408 has been assigned to the American Depositary Receipts of National Bank of Greece S.A., which are quoted on the New York Stock Exchange under the symbol NBG.

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

National Bank of Greece S.A.
Full Name of Registrant

Not applicable
Former Name if Applicable

86 Eolou Street
Address of Principal Executive Office (Street and Number)

10232 Athens, Greece
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

National Bank of Greece S.A. (the “Company”) is unable to file, without unreasonable effort and expense, its annual report on Form 20-F for the financial year ended December 31, 2011 (the “Annual Report”), within the prescribed time period as the Company needs additional time to finalize the presentation of its U.S. GAAP financial statements for the financial year ended December 31, 2011. Due to the Hellenic Republic's recently agreed debt restructuring, all Greek banks have been granted an extension until April 20, 2012 for the announcement of IFRS financial results for the financial year ended December 31, 2011. No assurances can be given that the Company will be able to finalize the presentation of its U.S. GAAP financial statements in time to allow for a filing within the prescribed extension period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Charalampos Mazarakis	011-30	210 334 3101
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

According to the Company's IFRS financial statements for the financial year ended December 31, 2011, losses amounted to euro 12.3 billion, compared to profits of euro 406 million for the financial year ended December 30, 2010. The Company also posted negative equity of euro 723 million as at December 31, 2011, compared to equity of euro 9.7 billion as at December 31, 2010. These results were driven by the Company's participation in the debt restructuring of the Hellenic Republic's debt and unprecedented macroeconomic conditions in Greece. It is expected that these same factors will have similarly pronounced effects on the U.S. GAAP financial statements Company's financial statements for the financial year ended December 31, 2011 to be included in the Company's Form 20-F, as compared with the Company's U.S. GAAP financial statements for the financial year ended December 31, 2010.

EQNIKH TRAPEZA THS ELLADOS A.E.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2012	By	/s/ Charalampos Mazarakis
Charalampos Mazarakis
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).